UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

On August 17, 2007, the Company issued a press release announcing the Company’s receipt of a Nasdaq compliance letter. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: August 20, 2007

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 17, 2007, announcing the Company’s receipt of a Nasdaq compliance letter.

4

Exhibit 99.1

ASAT Holdings Receives Nasdaq Compliance Letter

HONG KONG and MILPITAS, Calif., – August 17, 2007 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that on August 15, 2007 it received a letter from the Nasdaq Staff stating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) (the “Rule”). Therefore, in accordance with Marketplace Rule 4320(e)(2)(D), the Company will be provided 30 calendar days, or until September 14, 2007, to regain compliance. If, at anytime before September 14, 2007, the market value of listed securities of the Company’s ADSs is $35,000,000 or more for a minimum of 10 consecutive business days, Staff will determine if the Company complies with this Rule. If compliance with this Rule cannot be demonstrated by September 14, 2007, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Staff’s determination to a Listing Qualifications Panel.

The Company was also notified by Nasdaq that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are requirements for continued listing on the Nasdaq Capital Market.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding compliance with Nasdaq listing requirements, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our progress in ramping our new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, the possible delisting of the Company’s securities from Nasdaq, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com